# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Core Scientific, Inc., CIK 0001839341
CUSIP: 21874A106
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 838 Walker Road, 21-2105, Dover, Delaware (DE), 19904
Date of event which requires filing of this statement: 12/16/2025
Amends the filing with accession number 0001315863-25-000581
Filed by CIK 0001823138
Persons authorized to receive notices and communications: John O'Callaghan, Two Seas Capital LP, 32 Elm Place, 3rd Floor, Rye, New York (NY), 10580, (914) 690-8253

## Reporting persons
- Two Seas Capital LP (CIK 0001823138): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 25,002,467; shared voting power 0; sole dispositive power 25,002,467; shared dispositive power 0; aggregate amount beneficially owned 25,002,467 (8.1% of the class)
- Two Seas Capital GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 25,002,467; shared voting power 0; sole dispositive power 25,002,467; shared dispositive power 0; aggregate amount beneficially owned 25,002,467 (8.1% of the class)
- Sina Toussi: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 25,002,467; shared voting power 0; sole dispositive power 25,002,467; shared dispositive power 0; aggregate amount beneficially owned 25,002,467 (8.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: Core Scientific, Inc.
Address of issuer's principal executive offices: 838 Walker Road, 21-2105, Dover, Delaware (DE), 19904
Comment:
The following constitutes Amendment No. 5 ("Amendment No. 5") to the Schedule 13D filed with the Securities and Exchange Commission ("SEC") by Two Seas Capital LP ("TSC"), Two Seas Capital GP LLC ("TSC GP") and Sina Toussi (collectively, the "Reporting Persons") on August 8, 2025, as amended by Amendment No. 1 filed on October 9, 2025, Amendment No. 2 filed on October 31, 2025, Amendment No. 3 filed on November 17, 2025, and Amendment No. 4 filed on December 1, 2025. This Amendment No. 5 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated as follows:

The aggregate purchase price of the 2,484,186 shares of Common Stock directly held by the Strategic Fund reported herein was approximately $33,476,103. The aggregate purchase price of the 13,202,325 shares of Common Stock, 84,776 options to purchase Common Stock and 313,646 warrants directly held by the Global Fund reported herein was approximately $158,526,292. The aggregate purchase price of the 524,710 shares of Common Stock directly held by the Accounts reported herein was approximately $7,739,879. Further, the securities of the Issuer directly held by the Funds and Accounts were purchased with the working capital of the Funds and Accounts (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Each of the Reporting Persons may be deemed to beneficially own 25,002,467 shares of Common Stock of the Issuer, which includes 313,646 shares of Common Stock issuable upon exercise of warrants and options to purchase 8,477,600 shares of Common Stock. Such amount of beneficial ownership represents approximately 8.1% of the shares of Common Stock outstanding, based on 310,061,300 shares of Common Stock outstanding as of October 20, 2025, based on information disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission ("SEC") on October 24, 2025, plus 313,646 shares of Common Stock issuable upon the exercise of warrants held by the Funds. The Funds and Accounts have delegated to TSC sole voting and investment power over the securities held by the Funds and Accounts pursuant to their respective Investment Management Agreements with TSC. As a result, each of TSC, TSC GP, as the general partner of TSC, and Mr. Toussi, as Chief Investment Officer of TSC and Managing Member of TSC GP, may be deemed to exercise voting and investment power over the securities of the Issuer directly held by the Funds and Accounts. The Funds and Accounts specifically disclaim beneficial ownership of the securities of the Issuer directly held by them by virtue of their inability to vote or dispose of such securities as a result of their respective Investment Management Agreements with TSC. The information in Item 3 regarding the securities held by the Funds and Accounts is incorporated herein by reference.

The options to purchase Common Stock consist of options to purchase 3,400,000 shares of Common Stock held by the Global Fund with an exercise price of $15 per share that expire on January 16, 2026, and options to purchase 5,077,600 shares of Common Stock held by the Global Fund with an exercise price of $17 that expire on February 20, 2026. The Global Fund also has sold options to purchase 1,101,200 shares of Common Stock with an exercise price of $23 that expire on February 20, 2026, and has sold options to purchase 3,577,600 shares of Common Stock with an exercise price of $22 per share that expire on February 20, 2026. The Accounts sold options to purchase 441,000 shares of Common Stock with an exercise price of $30 per share that expire on January 26, 2026, and the Accounts hold options to sell 240,000 shares of Common Stock with an exercise price of $21 per share that expire on January 16, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The information in Item 3 regarding the securities held by the Funds and Accounts is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Transactions by the Reporting Persons (on behalf of the Funds and Accounts) effected since the previous amendment to Schedule 13D was filed with the SEC on December 1, 2025, are set forth in Exhibit 99.1 and such information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated herein by reference. All securities reported in this Schedule 13D are directly held by the Funds and Accounts, each of which are investment management clients of TSC. The limited partners of (or investors in) each of the Funds and Accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities of the Issuer held for the accounts of their respective Funds or Accounts in accordance with their respective limited partnership interests (or investment percentages) in their respective Funds or Accounts.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

Item 5 of this Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Transactions Effected by the Reporting Persons (on Behalf of the Funds and Accounts) Following December 1, 2025.

## Signatures
- Two Seas Capital LP: /s/ Sina Toussi, Sina Toussi/Managing Member of Two Seas Capital GP LLC, its general partner (12/18/2025)
- Two Seas Capital GP LLC: /s/ Sina Toussi, Sina Toussi/Managing Member (12/18/2025)
- Sina Toussi: /s/ Sina Toussi, Sina Toussi/Self (12/18/2025)